UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Marvell Technology Group Ltd.

(Name of Issuer)

Common Shares, par value $0.002 per share

(Title of Class of Securities)

G5876H105

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Telephone: (212) 750-8300

with a copy to:

Gary Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-7113

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Compass Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,000,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 22,000,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Compass Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,000,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 22,000,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Compass Holdings II L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,641,300

	8	Shared Voting Power 0

	9	Sole Dispositive Power 11,641,300

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,641,300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.4%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Compass Holdings GP II Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,641,300

	8	Shared Voting Power 0

	9	Sole Dispositive Power 11,641,300

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,641,300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.4%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR North America Fund XI (AIV 1) L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,641,300

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,641,300

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,641,300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Associates North America XI L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,641,300

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,641,300

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,641,300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR North America XI Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,641,300

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,641,300

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,641,300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,641,300

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,641,300

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,641,300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,641,300

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,641,300

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,641,300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,641,300

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,641,300

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,641,300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,641,300

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,641,300

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,641,300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,641,300

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,641,300

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,641,300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,641,300

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,641,300

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,641,300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 33,641,300

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 33,641,300

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,641,300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. G5876H105

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 33,641,300

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 33,641,300

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,641,300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Common Shares, par value $0.002 per share (the “Common Stock”), of Marvell Technology Group Ltd., a Bermuda company (the “Issuer”).  The Issuer’s principal executive offices are located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

Item 2.	Identity and Background.

(a), (f)              This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by:

(i) Compass Holdings L.P., a Cayman Islands limited partnership (“Compass Holdings”);

(ii) Compass Holdings GP Limited, a Cayman Islands company (“Compass Holdings GP”);

(iii) Compass Holdings II L.P., a Cayman Islands limited partnership (“Compass Holdings II”);

(iv) Compass Holdings GP II Limited, a Cayman Islands company (“Compass Holdings GP II”);

(v) KKR North America Fund XI (AIV 1) L.P., a Cayman Islands limited partnership (“KKR North America Fund XI”);

(vi) KKR Associates North America XI L.P., a Cayman Islands limited partnership (“KKR Associates North America XI”);

(vii) KKR North America XI Limited, a Cayman Islands company;

(viii) KKR Fund Holdings LP, a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(ix) KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(x) KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(xi) KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(xii) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(xiii) KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xiv) Henry R. Kravis, a United States citizen; and

(xv) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xv) are collectively referred to herein as the “Reporting Persons”).

Compass Holdings GP is the general partner of Compass Holdings.  Compass Holdings GP II is the general partner of Compass Holdings II.  KKR North America Fund XI is the sole shareholder of each of Compass Holdings GP and Compass Holdings GP II.  KKR Associates North America XI is the general partner of KKR North America Fund XI.  KKR North America XI Limited is the general partner of KKR Associates North America XI.  KKR Fund Holdings is the sole member of KKR North America XI Limited.  KKR Fund Holdings GP is a general partner of KKR Fund Holdings. KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR Group is the general partner of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group. KKR Management is the general partner of KKR & Co.  Messrs. Kravis and Roberts are officers and the designated members of KKR Management.

The directors of each of Compass Holdings GP and Compass Holdings GP II are: William J. Janetschek and Justin Sabet-Peyman.  The directors of KKR North America XI Limited are: Todd A. Fisher, Mr. Janetschek and David J. Sorkin.  The officers of KKR North America XI Limited are: Messrs. Kravis, Roberts, Sorkin, Scott C. Nuttall, Alexander Navab, Jr., Michael W. Michelson and Suzanne O. Donohoe.  Each of Messrs. Fisher, Janetschek and Sorkin is a director of KKR Fund Holdings GP and KKR Group and an officer of KKR Management.

Ms. Donohoe and each of Messrs. Fisher, Janetschek, Sorkin, Nuttall, Navab, Michelson and Sabet-Peyman is a United States citizen.

(b)                                 The address of the principal business office of Compass Holdings, Compass Holdings GP, Compass Holdings II, Compass Holdings GP II, KKR North America Fund XI, KKR Associates North America XI, KKR North America XI Limited, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management, Ms. Donohoe and Messrs. Kravis, Fisher, Janetschek, Sorkin, Nuttall and Navab is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

The address of the principal business office of Messrs. Roberts, Michelson and Sabet-Peyman is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(c)                                  Each of Compass Holdings, Compass Holdings GP, Compass Holdings II and Compass Holdings GP II is formed solely for the purpose of investing in the Issuer.

KKR North America Fund XI is principally engaged as a holding company of Compass Holdings GP and Compass Holdings GP II.  KKR Associates North America XI is principally engaged in the business of being the general partner of KKR North America Fund XI.  KKR North America XI Limited is principally engaged in the business of being the general partner of KKR Associates North America XI.

Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for the subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Ms. Donohoe and Messrs. Kravis, Roberts, Fisher, Janetschek, Sorkin, Nuttall, Navab, Michelson and Sabet-Peyman is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates.

(d)                                 During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

A total of $266,100,539 was paid by Compass Holdings to acquire the securities reported herein as directly held by it.  The purchase of the securities was made with funds available to Compass Holdings and the affiliates thereof, including capital contributions from investors.

A total of $137,541,425 was paid by Compass Holdings II to acquire the securities reported herein as directly held by it (as described below).  The purchase of the securities was made with funds available to Compass Holdings II and the applicable affiliates thereof, including capital contributions from investors.

Compass Holdings II entered into share forward transactions with an unaffiliated third-party financial institution on October 14, 2013 and October 24, 2013 with respect to an aggregate of 11,641,300 shares of Common Stock. Such share forward transactions were initially to be cash-settled only.  However, pursuant to the terms of the share forward agreements, upon satisfaction of all waiting periods and filing requirements under the Hart-Scott Rodino Antitrust Improvements Act of 1976, which satisfaction occurred on December 19, 2013, such share forward transactions became subject to physical settlement by default, unless Compass Holdings II elected, in its own discretion, for such transactions to be cash-settled.  Therefore, as of December 19, 2013, Compass Holdings II became the beneficial owner of the shares of Common Stock underlying such share forward transactions.  On December 20, 2013, the share forward transactions were optionally terminated early by Compass Holdings II and physically settled pursuant to the terms of the share forward agreements.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). The Reporting Persons beneficially own an aggregate of 33,641,300 shares of Common Stock, which represent, in the aggregate, approximately, 6.8% of the outstanding shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on 491,900,000 shares of Common Stock outstanding as of November 27, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 6, 2013.

Compass Holdings directly holds 22,000,000 shares of Common Stock, which represents approximately 4.5% of the outstanding shares of Common Stock.  Compass Holdings GP (as the general partner of Compass Holdings), KKR North America Fund XI (as the sole shareholder of Compass Holdings GP), KKR Associates North America XI (as the general partner of KKR North America Fund XI), KKR North America XI Limited (as the general partner of KKR Associates North America XI), KKR Fund Holdings (as the sole shareholder of KKR North America XI Limited), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management), may be deemed to be the beneficial owner of the securities beneficially owned directly by Compass Holdings, and each disclaims beneficial ownership of the securities.

Compass Holdings II directly holds 11,641,300 shares of Common Stock, which represents approximately 2.4% of the outstanding shares of Common Stock.  Compass Holdings GP II (as the general partner of Compass Holdings II), KKR North America Fund XI (as the sole shareholder of Compass Holdings GP II), KKR Associates North America XI (as the general partner of KKR North America Fund XI), KKR North America XI Limited (as the general partner of KKR Associates North America XI), KKR Fund Holdings (as the sole shareholder of KKR North America XI Limited), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management), may be deemed to be the beneficial owner of the securities beneficially owned directly by Compass Holdings II, and each disclaims beneficial ownership of the securities.

None of Ms. Donohoe or Messrs. Fisher, Janetschek, Sorkin, Nuttall, Navab, Michelson or Sabet-Peyman beneficially owns any shares of Common Stock.

(c) Except as set forth in this Statement, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference.

Following their respective acquisitions of securities described in Item 3, each of Compass Holdings and Compass Holdings II individually entered into credit facilities with banks, pursuant to which the shares of Common Stock reported herein as directly held by it were pledged, among other assets, as collateral to secure its payment and performance under its respective margin loan agreement, which have customary default and similar provisions.

The descriptions of the pledge arrangements entered into by Compass Holdings and Compass Holdings II are qualified in their entirety by reference to the full text of the pledge and security agreements, copies of which are attached hereto as Exhibit C and Exhibit D, respectively.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of December 30, 2013, by and among the Reporting Persons.

Exhibit B	Powers of Attorney

Exhibit C	Compass Holdings Pledge and Security Agreement

Exhibit D	Compass Holdings II Pledge and Security Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2013

COMPASS HOLDINGS L.P.

By:	Compass Holdings GP Limited, its general partner

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek,
Director

COMPASS HOLDINGS GP LIMITED

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek,
Director

COMPASS HOLDINGS II L.P.

By:	Compass Holdings GP II Limited, its general partner

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek,
Director

COMPASS HOLDINGS GP II LIMITED

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek,
Director

KKR NORTH AMERICA FUND XI (AIV 1) L.P.

By:	KKR Associates North America XI L.P., its general partner

By:	KKR North America America XI Limited, its general partner

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek,
Director

KKR ASSOCIATES NORTH AMERICA XI L.P.

By:	KKR North America XI Limited, its general partner

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek,
Director

KKR NORTH AMERICA XI LIMITED

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek,
Director

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of December 30, 2013, by and among the Reporting Persons.

Exhibit B	Powers of Attorney

Exhibit C	Compass Holdings Pledge and Security Agreement

Exhibit D	Compass Holdings II Pledge and Security Agreement

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares, $.002 par value, of Marvell Technology Group Ltd., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  December 30, 2013

COMPASS HOLDINGS L.P.

By:	Compass Holdings GP Limited, its general partner

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek,
Director

COMPASS HOLDINGS GP LIMITED

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek,
Director

COMPASS HOLDINGS II L.P.

By:	Compass Holdings GP II Limited, its general partner

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek,
Director

COMPASS HOLDINGS GP II LIMITED

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek,
Director

KKR NORTH AMERICA FUND XI (AIV 1) L.P.

	By:	KKR Associates North America XI L.P., its general partner

	By:	KKR North America America XI Limited, its general partner

	By:	/s/ Richard J. Kreider
		Name:	Richard J. Kreider
		Title:	Attorney-in-fact for William J. Janetschek,
Director

KKR ASSOCIATES NORTH AMERICA XI L.P.

	By:	KKR North America XI Limited, its general partner

	By:	/s/ Richard J. Kreider
		Name:	Richard J. Kreider
		Title:	Attorney-in-fact for William J. Janetschek,
Director

KKR NORTH AMERICA XI LIMITED

	By:	/s/ Richard J. Kreider
		Name:	Richard J. Kreider
		Title:	Attorney-in-fact for William J. Janetschek,
Director

KKR FUND HOLDINGS L.P.

	By:	KKR Fund Holdings GP Limited, a general partner
I

	By:	/s/ Richard J. Kreider
		Name:	Richard J. Kreider
		Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

	By:	/s/ Richard J. Kreider
		Name:	Richard J. Kreider
		Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

	By:	KKR Group Limited, its general partner

	By:	/s/ Richard J. Kreider
		Name:	Richard J. Kreider
		Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Chief
Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for William J. Janetschek, Chief
Financial Officer

HENRY R. KRAVIS

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact

EXHIBIT B

POWER OF ATTORNEY

Know all men by these presents that Henry R. Kravis does hereby make, constitute and appoint William J. Janetschek and Richard J. Kreider, or either one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a member of any limited liability company or as a partner of any partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), including without limitation, Schedule 13D, Schedule 13G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Henry R. Kravis
Name: Henry R. Kravis
Date: July 31, 2005

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POWER OF ATTORNEY

Know all men by these presents that George R. Roberts does hereby make, constitute and appoint William J. Janetschek and Richard J. Kreider, or either one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a member of any limited liability company or as a partner of any partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), including without limitation, Schedule 13D, Schedule 13G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ George R. Roberts
Name: George R. Roberts
Date: July 31, 2005

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POWER OF ATTORNEY

Know all men by these presents that William J. Janetschek does hereby make, constitute and appoint Richard J. Kreider and David J. Sorkin, or either one of them or any other person acting at the direction of either one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as an officer, member or partner of any entity for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), including without limitation, Schedule 13D, Schedule 13G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ William J. Janetschek
Name: William J. Janetschek
Date: January 25, 2011

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EXHIBIT C

PLEDGE AND SECURITY AGREEMENT

This Pledge and Security Agreement (this “Pledge Agreement”) is entered into as of October 7, 2013, by and between [Bank], as Collateral Agent (“Secured Party”) for the benefit of the Lenders (as defined below) and the Administrative Agent, and Compass Holdings L.P., a Cayman Islands exempted limited partnership (acting by its general partner, Compass Holdings GP Limited (“Borrower General Partner”)), as Pledgor (“Pledgor”), and by Compass Holdings GP Limited, a Cayman Islands exempted company, as Pledgor’s general partner.

Reference is made herein to that certain Margin Loan Agreement of even date herewith among Pledgor, as “Borrower,” Borrower General Partner, as Borrower’s general partner, KKR North America Fund XI (AIV I) L.P., as guarantor (“Guarantor”), KKR Associates North America XI L.P. (“Guarantor General Partner”), as Guarantor’s general partner, KKR North America XI Limited, as Guarantor General Partner’s general partner, the several Lenders from time to time party thereto (the “Lenders”) and [Bank], as Administrative Agent, Collateral Agent and Calculation Agent (as such may be amended, modified, supplemented or restated from time to time, the “Loan Agreement”). Capitalized terms used but not defined herein shall have the meanings given such terms in the Loan Agreement.

WHEREAS, the Lenders have required, as a condition to the obligation of each Lender to make the Advances to Borrower under the Loan Agreement, that Pledgor and Borrower General Partner execute and deliver this Pledge Agreement; and

WHEREAS, Pledgor agrees to grant a security interest in, and pledge and assign as applicable, the Collateral (as defined below) to Secured Party, as herein provided,

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged and agreed, the parties hereto agree as follows:

1.                            Security Interest.  For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Pledgor hereby pledges, collaterally assigns and grants to Secured Party, on its behalf and for the benefit of the Lenders and Administrative Agent, a continuing first priority security interest in and lien on, and a right of set-off against, the Collateral to secure the payment and the performance of the Secured Obligations (as defined below).

2.                            Collateral.  The security interest granted hereunder to Secured Party is in all of Pledgor’s right, title and interest in and to, or otherwise with respect to, the following property and assets whether now owned or existing or hereafter acquired or arising and regardless of where located (collectively, the “Collateral”):

(a)                                 (i) the Collateral Shares; (ii) all dividends, shares, securities, cash, instruments, moneys or property (a) representing a dividend, distribution or return of capital in respect of any of the Collateral Shares or other property described in this definition, (b) resulting from a split-up, revision, reclassification, recapitalization or other similar change with respect to any of the Collateral Shares or other property described in this definition or (c) otherwise received in exchange for or converted from any of the Collateral Shares or other property described in this definition and any subscription warrants, rights or options issued to the holders of, or otherwise in respect of, any of the Collateral Shares or other property described in this definition; (iii) in the event of any consolidation or merger with respect to Issuer in which Issuer is not the surviving entity, all shares of each class of the capital stock of the successor entity formed by or resulting from such consolidation or merger; and (iv) any other consideration that is exchanged for the Collateral Shares or into which the Collateral Shares are converted;

(b)                                 the Account (as defined below) and any cash, securities (including the Collateral Shares), general intangibles, investment property, financial assets, and other property that may from time to time be deposited, credited, held or carried in the Account or that is delivered to or in possession or control of Secured Party or any of Secured Party’s agents; all security entitlements as defined in §8-102(a)(17) of the UCC (as defined below) with respect to any of the foregoing and all income and profits on any of the foregoing, all dividends, interest and other payments and distributions with respect to any of the foregoing, all other rights and privileges appurtenant to any of the foregoing, including any voting rights and any redemption rights, and any substitutions for any of the foregoing and any proceeds of any of the foregoing, in each case whether now existing or hereafter arising;

(c)                                  Pledgor’s rights under the Margin Loan Documents; and

(d)                                 all Proceeds (as defined below) of the Collateral described in the foregoing clauses (a) through (c).

As used herein, the term “Account” means that certain securities account No. [           ] of Pledgor established and maintained by the Custodian, including any subaccount, substitute, successor or replacement securities or deposit account in or to which any Collateral is now or hereafter held or credited.  Any renumbering of the Account by Custodian shall not limit the rights of Secured Party hereunder, and to the extent necessary such renumbering shall be automatically incorporated into the definition of Account.  “Proceeds” means all proceeds of, and all other profits, products, rents or receipts, in whatever form, arising from the collection, sale, lease, exchange, assignment, or other disposition of, or other realization upon, any Collateral.

As used herein, “First Priority” means, with respect to any Lien on the Collateral  purported to be created hereby, that such Lien is the only Lien (other than Permitted Liens) as to which such Collateral is subject.

The security interest granted hereunder is granted as security only and shall not subject Secured Party to, or transfer or in any way affect or modify, any obligation or liability of Pledgor with respect to any of the Collateral or any transaction in connection therewith.

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3.                                      Collateral Maintenance and Administration.

(a)                   Upon written demand of Secured Party, Pledgor agrees to pay all Taxes that Secured Party may be required to pay by reason of the security interest granted herein (including any Taxes with respect to (x) income with respect to the Collateral or (y) any proceeds or income from the sale, loan or other transfer of any Collateral) prior to the due date thereof or to free any Collateral from any Lien thereon (other than Permitted Liens), and upon the failure of Pledgor to do so, Secured Party at its option and upon notice to Pledgor may pay any of them and shall be the sole judge of the legality or validity thereof and the amount necessary to discharge the same. Pledgor agrees to reimburse Secured Party for any such amounts as provided under Section 6(b).

(b)                   The parties hereto agree that at all times prior to the sale of any Collateral pursuant to an exercise of remedies hereunder, Pledgor shall be treated as the owner of the Collateral for U.S. Federal and state tax purposes.

4.                            Secured Obligations.  All Obligations (the “Secured Obligations”) are secured by this Pledge Agreement.

5.                            Pledgor’s Representations and Warranties.  Pledgor hereby represents and warrants to Secured Party that:

(a)                   The security interest in the Collateral granted pursuant to this Pledge Agreement is a valid and binding, First Priority security interest in the Collateral.

(b)                   Upon the execution of the Control Agreement by the parties thereto, (i) the security interest created in favor of Secured Party in the Account and the security entitlements in respect of the Collateral Shares and other financial assets credited thereto will constitute a perfected First Priority security interest securing the Secured Obligations, (ii) Secured Party will have control (within the meaning of Section 8-106 and 9-106 of the Uniform Commercial Code as in effect from time to time in the State of New York (the “UCC”)) thereof and (iii) no action based on an adverse claim to such security entitlement or such financial asset, whether framed in conversion, replevin, constructive trust, equitable lien or other theory, may be asserted against Secured Party.

(c)                    With respect to all other Collateral that may be perfected by filing a financing statement pursuant to the UCC, when a UCC financing statement in the form of Exhibit A hereto is filed in the appropriate offices against Pledgor in the locations listed on Schedule 1 (naming Pledgor as the debtor and Secured Party as the secured party), Secured Party will have a valid and perfected First Priority security interest in such Collateral as security for the payment and performance of the Secured Obligations.

(d)                   (i) None of the Collateral has been issued or transferred in violation of the securities registration, securities disclosure or similar laws of any jurisdiction to which such issuance or transfer may be subject, (ii) there are existing no options, warrants, calls or commitments of any character whatsoever relating to the Collateral or that obligate the

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issuer of any Equity Interest included in the Collateral to issue additional Equity Interests, and (iii) no consent, approval, authorization, or other action by, and no giving of notice, filing with, any Governmental Authority or any other Person is required for the pledge by Pledgor of the Collateral pursuant to this Pledge Agreement or for the execution, delivery and performance of this Pledge Agreement by Pledgor, or for the exercise of the voting or other rights in respect of the Collateral provided for in the Margin Loan Documents or for the remedies in respect of the Collateral pursuant to this Pledge Agreement, except as may be required in connection with such disposition by laws affecting the offering and sale of securities generally.

6.                            Pledgor’s Covenants.  During the term of this Pledge Agreement:

(a)                                 Pledgor shall defend the Collateral against all claims and demands of all persons at any time claiming any interest therein adverse to Secured Party.  Pledgor shall not, at any time, file or suffer to be on file, or authorize or permit to be filed or to be on file, in any jurisdiction, any financing statement or like instrument with respect to the Collateral in which Secured Party is not named as the sole secured party.

(b)                                 Pledgor shall pay all costs to defend and enforce the security interest created by this Pledge Agreement, collect the Secured Obligations, and defend, enforce and collect the Collateral, including but not limited to Taxes, assessments, reasonable attorney’s fees, legal expenses and expenses of sales.  Whether the Collateral is or is not in Secured Party’s possession, and without any obligation to do so and without waiving Pledgor’s default for failure to make any such payment, Secured Party at its option may, following notice to the Pledgor when it may reasonably do so without prejudice, pay any such costs and expenses and discharge encumbrances on the Collateral (other than Permitted Liens), and any payments of such costs and expenses and any payments to discharge such encumbrances shall be a part of the Secured Obligations and bear interest at the default rate set forth in the Loan Agreement.  Pledgor agrees to reimburse Secured Party on demand for any payments of such costs and expenses and any payments to discharge such encumbrances.

(c)                                  Pledgor shall take such other actions as Secured Party shall reasonably deem necessary or appropriate to perfect and duly record the Lien created under this Pledge Agreement in the Collateral, including executing, delivering, filing and/or recording, in such locations and jurisdictions as Secured Party shall specify, any financing statement, register of mortgages and charges, notice, instrument, document, agreement or other papers that may be necessary or desirable (in the judgment of Secured Party) to create, preserve, perfect or validate the security interest granted pursuant hereto and the priority thereof or to enable Secured Party to exercise and enforce its rights under this Pledge Agreement with respect to such security interest, including executing and delivering or causing the execution and delivery of a control agreement with respect to the Account and/or causing any or all of the Collateral to be transferred of record into the name of Secured Party or its nominee.

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(d)                                 Without limiting the generality of the foregoing, Pledgor will take, or cause to be taken, all action that may be required under the laws of the jurisdiction of organization of Issuer or under its Organization Documents to ensure that the security interest granted hereunder is perfected and First Priority.

(e)                                  Pledgor shall: (i) promptly furnish Secured Party any information with respect to the Collateral reasonably requested by Secured Party and (ii) allow Secured Party or its representatives to inspect and copy, or furnish Secured Party or its representatives with copies of, all records relating to the Collateral (other than information or records Pledgor is prohibited from disclosing due to applicable Law); provided that, for the avoidance of doubt, Pledgor shall not, and shall not be required to, furnish or provide Material Non-public Information pursuant to this Section 6(e). Notwithstanding the foregoing, to the extent any information requested by Secured Party is not then available, Pledgor will furnish to Secured Party or cause to be furnished to Secured Party such information as soon as reasonably practicable after such request.

(f)                                   Without at least fifteen (15) days’ prior written notice to Secured Party, Pledgor shall not (i) maintain any of Pledgor’s books and records with respect to the Collateral at any office, or maintain Pledgor’s place of business (or, if Pledgor has more than one place of business, Pledgor’s chief executive office) at any place other than at the address indicated in Section 10.02 of the Loan Agreement or (ii) change Pledgor’s name, or the name under which Pledgor does business, or the form or jurisdiction of Pledgor’s organization from the name, form and jurisdiction set forth on the first page of this Pledge Agreement.

(g)                                  Pledgor shall not close the Account or transfer any Collateral held therein or credited thereto without (i) obtaining the prior written consent of Secured Party, and (ii) entering into such agreements as Secured Party may in its sole discretion require to ensure the continued priority and perfection of its lien on such Collateral.

(h)                                 Pledgor shall ensure that all Collateral described in Section 2(a)(ii) above shall promptly be deposited, credited, held or carried in the Account, subject to any subsequent release thereof in accordance with Section 2.10 of the Loan Agreement.

7.                            Power of Attorney.  Borrower General Partner, in such capacity, hereby irrevocably constitutes and appoints Secured Party and any officer or agent thereof, with full power of substitution, as the true and lawful proxy and attorney-in-fact of Borrower General Partner with full irrevocable power and authority in the name of Pledgor or in its own name, upon the occurrence and during the continuance of an Event of Default that has not been waived, cured or deemed not to occur pursuant to Section 7.01 or 10.01(a) of the Loan Agreement, (i) to take any and all action and to execute any and all documents and instruments that Secured Party at any time and from time to time deems necessary or desirable to accomplish the purposes of this Pledge Agreement, including, without limitation, selling any of the Collateral on behalf of Pledgor as agent or attorney in fact for Borrower General Partner, in the name of Pledgor and applying the proceeds received therefrom in accordance with Section 2.17(c) of the Loan

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Agreement and (ii) to vote, and to act with respect to, any and all Collateral standing in the name of Pledgor or with respect to which Pledgor is entitled to vote and act; provided that nothing in this paragraph shall be construed to obligate Secured Party to take any action hereunder nor shall Secured Party be liable to Pledgor for failure to take any action hereunder.  The proxy and appointment as attorney-in-fact in each case shall be deemed a power coupled with an interest with full power of substitution, is irrevocable, and shall continue until the Obligations have been paid and performed in full.  Without limiting the generality of the foregoing, so long as Secured Party shall be entitled under Section 8 to make collections in respect of the Collateral, Secured Party shall have the right and power to receive, endorse and collect all checks made payable to the order of Pledgor representing any dividend, payment or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same, and, except as otherwise expressly provided in the Margin Loan Documents, Pledgor shall have the right to exercise all voting, consensual and other powers of ownership pertaining to the Collateral at all times.

8.                            Remedies.

(a)                                 Upon the occurrence and during the continuance of an Event of Default, Secured Party may: take control of proceeds, including stock received as dividends or by reason of stock splits; release the Collateral in its possession to Pledgor, temporarily or otherwise; take control of funds generated by the Collateral, such as cash dividends, interest and proceeds, and use same to reduce any part of the Secured Obligations and exercise all other rights that an owner of such Collateral may exercise (including, without limitation, exercising the power to vote the Collateral or give consents, ratifications and waivers with respect thereto); and at any time transfer any of the Collateral or evidence thereof into its own name or that of its nominee. Secured Party shall not be liable for failure to collect any account or instruments, or for any act or omission on the part of Secured Party, its officers, agents or employees, except for any act or omission arising out of their own willful misconduct, gross negligence or fraud. The foregoing rights and powers of Secured Party will be in addition to, and not a limitation upon, any rights and powers of Secured Party given by law, elsewhere in this Pledge Agreement, the other Margin Loan Documents or otherwise.

(b)                                 In addition to and not in lieu of the rights set forth in paragraph (a) of this Section 8, upon the occurrence and during the continuance of an Event of Default, Secured Party may, without notice of any kind, which Pledgor hereby expressly waives (except for any notice required under this Pledge Agreement or any other Margin Loan Document that may not be waived under applicable Law), at any time thereafter exercise and/or enforce any of the following rights and the remedies, at Secured Party’s option:

(i)                                          Deliver or cause to be delivered from the Account to itself or to an Affiliate, Shares and any other Collateral;

(ii)                                       Demand, sue for, collect or receive any money or property at any time payable or receivable on account of or in exchange for any of the Collateral, and otherwise exercise all of Pledgor’s rights with respect to any and all of the

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Collateral, in its own name, in the name of Pledgor or otherwise; provided that Secured Party shall have no obligation to take any of the foregoing actions; and

(iii)                                    Sell, lease, assign or otherwise dispose of all or any part of the Collateral, at such place or places and at such time or times as Secured Party deems best, and for cash or for credit or for future delivery (without thereby assuming any credit risk), at public or private sale, upon such terms and conditions as it deems advisable, without demand of performance or notice of intention to effect any such disposition or of the time or place thereof (except such notice as is required by applicable Law and cannot be waived), and Secured Party may be the purchaser, lessee, assignee or recipient of any or all of the Collateral so disposed of at any public sale or at one or more private sales and thereafter hold the same absolutely, free from any claim or right of whatsoever kind, including any right or equity of redemption (statutory or otherwise), of Pledgor, any such demand, notice and right or equity being hereby expressly waived and released.  Secured Party may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the sale may be so adjourned.

(c)                                  Pledgor specifically understands and agrees that any sale by Secured Party of all or part of the Collateral pursuant to the terms of this Pledge Agreement may be effected by Secured Party at times and in manners that could result in the proceeds of such sale being significantly and materially less than might have been received if such sale had occurred at different times or in different manners, and Pledgor hereby releases Secured Party and its officers and representatives from and against any and all obligations and liabilities arising out of or related to the timing or manner of any such sale, to the extent any such sale is conducted in accordance with Article 9 of the UCC.  Without limiting the generality of the foregoing, if, in the reasonable opinion of Secured Party, there is any question that a public sale or distribution of any Collateral will violate any state or federal securities law, including without limitation, the Securities Act, Secured Party may offer and sell such Collateral in a transaction exempt from registration under the Securities Act, and/or limit purchasers to those who are not United States persons and/or who will agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof, and any such sale made in good faith by Secured Party shall be deemed “commercially reasonable”. Furthermore, Pledgor acknowledges that any such restricted or private sales may be at prices and on terms less favorable to Pledgor than those obtainable through a public sale without such restrictions, and agrees such sales shall not be considered to be not commercially reasonable solely because they are so conducted on a restricted or private basis. Pledgor further acknowledges that any specific disclaimer of any warranty of title or the like by Secured Party will not be considered to adversely affect the commercial reasonableness of any sale of Collateral. The parties agree and acknowledge that the Collateral Shares are traded on a recognized market.

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(d)           If the proceeds of sale, collection or other realization of or upon the Collateral pursuant to this Section 8 are insufficient to cover the costs and expenses of such sale, collection or realization and the payment in full of the Secured Obligations, Secured Party may continue to enforce its remedies under this Pledge Agreement and the other Margin Loan Documents to collect the deficiency.

(e)           Secured Party’s duty of care with respect to Collateral in its possession (as imposed by law) shall be deemed fulfilled if it exercises reasonable care in physically safekeeping such Collateral or, in the case of Collateral in the custody or possession of a bailee or other third Person, exercises reasonable care in the selection of the bailee or other third Person, and Secured Party need not otherwise preserve, protect, insure or care for any Collateral.  Secured Party shall not be obligated to preserve any rights Pledgor may have against prior parties, to realize on the Collateral at all or in any particular manner or order, or to apply any cash proceeds of Collateral in any particular order of application.

(f)            If Secured Party shall determine to exercise its right to sell all or any portion of the Collateral pursuant to this Section 8, Pledgor agrees that, upon request of Secured Party, Pledgor will, at its own expense:

(i)              execute and deliver, to any Person or Governmental Authority as Secured Party may choose, any and all documents and writings that, in Secured Party’s reasonable judgment, may be required by any Governmental Authority located in any city, county, state or country where Pledgor or Issuer engages in business in order to permit the transfer of, or to more effectively or efficiently transfer, the Collateral or otherwise enforce Secured Party’s rights hereunder; and

(ii)             do or cause to be done all such other acts and things as may be necessary to make such sale of the Collateral or any part thereof valid and binding and in compliance with applicable Law.

(g)           Except as otherwise expressly provided in this Pledge Agreement, the proceeds of any collection, sale or other realization of all or any part of the Collateral pursuant hereto, and any other Cash held by Secured Party as Collateral following the occurrence, and during the continuance, of an Event of Default, shall be applied by Secured Party in accordance with Section 2.17(c) of the Loan Agreement.

(h)           PLEDGOR EXPRESSLY WAIVES TO THE MAXIMUM EXTENT PERMITTED BY LAW: (i) ANY CONSTITUTIONAL OR OTHER RIGHT TO A JUDICIAL HEARING PRIOR TO THE TIME SECURED PARTY DISPOSES OF ALL OR ANY PART OF THE COLLATERAL AS PROVIDED IN THIS SECTION 8; (ii) ALL RIGHTS OF REDEMPTION, STAY, OR APPRAISAL THAT IT NOW HAS OR MAY AT ANY TIME IN THE FUTURE HAVE UNDER ANY LAW NOW EXISTING OR HEREAFTER ENACTED; (iii) ANY

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REQUIREMENT OF NOTICE, DEMAND, OR ADVERTISEMENT FOR SALE; AND (iv) ANY RIGHT TO REQUIRE SECURED PARTY TO PROCEED AGAINST OR EXHAUST ANY SECURITY HELD FROM PLEDGOR OR TO PURSUE ANY OTHER REMEDY IN SECURED PARTY’S POWER WHATSOEVER.

(i)            Pledgor acknowledges that there is no adequate remedy at law for failure by it to comply with the provisions of this Section 8 and that such failure would not be adequately compensable in damages, and therefore agrees that its agreements contained in this Section 8 may be specifically enforced.

9.          General.

(a)           Successors and Assigns. The provisions of this Pledge Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that (i) Pledgor may not assign or otherwise transfer any of its rights or obligations hereunder or under any other Margin Loan Document without the prior written consent of Administrative Agent and each Lender (and any attempted assignment or transfer by Pledgor without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with Section 10.09 of the Loan Agreement. Nothing in this Pledge Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto and their respective successors and assigns permitted under the Loan Agreement) any legal or equitable right, remedy or claim under or by reason of this Pledge Agreement.

(b)           No Waiver.  No failure or delay by Secured Party in exercising any right or power hereunder or under any other Margin Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of Secured Party hereunder and under any other Margin Loan Document are cumulative and are not exclusive of any rights or remedies that they would otherwise have.  No waiver of any provision of any Margin Loan Document or consent to any departure by Pledgor therefrom shall in any event be effective unless the same shall be permitted by Sections 10.01 and 10.03 of the Loan Agreement, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.  No notice to or demand on Pledgor in any case shall entitle Pledgor to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of Secured Party to any other or further action in any circumstances without notice or demand. Without limiting the generality of the foregoing, the making of an advance shall not be construed as a waiver of any Event of Default, regardless of whether Secured Party or any Lender may have had notice or knowledge of such Event of Default at the time.

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(c)           Continuing Agreement; Release of Collateral. This Pledge Agreement shall constitute a continuing agreement and shall continue in effect until the Loan Agreement has terminated pursuant to its terms and the Obligations have been paid in full.

(d)           Definitions.  Unless the context indicates otherwise, definitions in the UCC apply to words and phrases in this Pledge Agreement; if UCC definitions conflict, Article 8 and/or 9 definitions apply.

(e)           Notice.  Each notice to, or other communication with, any party hereunder shall be given to such party as provided under Section 10.02 of the Loan Agreement.

(f)            Modifications.  No provision hereof shall be modified or limited except pursuant to Section 10.01 of the Loan Agreement.  The provisions of this Pledge Agreement shall not be modified or limited by course of conduct or usage of trade.

(g)           Financing Statement. Pledgor hereby irrevocably authorizes Secured Party (or its designee) at any time and from time to time to file in any jurisdiction any financing or continuation statement and amendment thereto or any registration of charge, mortgage or otherwise, containing any information required under the UCC or the Law of any other applicable jurisdiction (in each case, without the signature of Pledgor to the extent permitted by applicable Law), necessary or appropriate in the judgment of Secured Party to perfect or evidence its security interest in and lien on the Collateral.  Pledgor agrees to provide to Secured Party (or its designees) any and all information required under the UCC or the law of any other applicable jurisdiction for the effective filing of a financing statement and/or any amendment thereto or any registration of charge, mortgage or otherwise.

(h)           Counterparts; Integration; Effectiveness.  This Pledge Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.  This Pledge Agreement and the other Margin Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and thereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof and thereof.  This Pledge Agreement shall become effective when it shall have been executed by Secured Party and when Secured Party shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.  Delivery of an executed counterpart of a signature page of this Pledge Agreement by facsimile or electronic transmission shall be effective as delivery of a manually executed counterpart of this Pledge Agreement.

(i)            Severability.  Any provision of any Margin Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting

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the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

(j)            Governing Law; Submission to Jurisdiction.  This Pledge Agreement constitutes a “Margin Loan Document” entered into in connection with the Loan Agreement.  The provisions of Section 10.08 of the Loan Agreement shall apply mutatis mutandis to this Pledge Agreement as if such provisions were fully set forth herein.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Pledge Agreement to be duly executed by their duly authorized representatives as of the date first above written.

PLEDGOR:

COMPASS HOLDINGS L.P. By: Compass Holdings GP Limited, as its general partner

By:	/s/ Justin Sabet-Peyman
Name: Justin Sabet-Peyman
Title: Director

GENERAL PARTNER:

COMPASS HOLDINGS GP LIMITED

By:	/s/ Justin Sabet-Peyman
Name: Justin Sabet-Peyman
Title: Director

[Signature Page to Share Pledge Agreement]

SECURED PARTY:

[BANK]

By:
Name:
Title:

[Signature Page to Share Pledge Agreement]

EXHIBIT D

PLEDGE AND SECURITY AGREEMENT

This Pledge and Security Agreement (this “Pledge Agreement”) is entered into as of December 20, 2013, by and between [Bank Affiliate], as Collateral Agent (“Secured Party”) for the benefit of the Lenders (as defined below) and the Administrative Agent, and Compass Holdings II L.P., a Cayman Islands exempted limited partnership (acting by its general partner, Compass Holdings GP II Limited (“Borrower General Partner”)), as Pledgor (“Pledgor”), and by Compass Holdings GP II Limited, a Cayman Islands exempted company, as Pledgor’s general partner.

Reference is made herein to that certain Margin Loan Agreement of even date herewith among Pledgor, as “Borrower,” Borrower General Partner, as Borrower’s general partner, KKR North America Fund XI (AIV I) L.P., as guarantor (“Guarantor”), KKR Associates North America XI L.P. (“Guarantor General Partner”), as Guarantor’s general partner, KKR North America XI Limited, as Guarantor General Partner’s general partner, the several Lenders from time to time party thereto (the “Lenders”), [Bank Affiliate], as Administrative Agent and Collateral Agent and [Bank], as Calculation Agent (as such may be amended, modified, supplemented or restated from time to time, the “Loan Agreement”). Capitalized terms used but not defined herein shall have the meanings given such terms in the Loan Agreement.

WHEREAS, the Lenders have required, as a condition to the obligation of each Lender to make the Advances to Borrower under the Loan Agreement, that Pledgor and Borrower General Partner execute and deliver this Pledge Agreement; and

WHEREAS, Pledgor agrees to grant a security interest in, and pledge and assign as applicable, the Collateral (as defined below) to Secured Party, as herein provided,

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged and agreed, the parties hereto agree as follows:

1.                            Security Interest.  For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Pledgor hereby pledges, collaterally assigns and grants to Secured Party, on its behalf and for the benefit of the Lenders and Administrative Agent, a continuing first priority security interest in and lien on, and a right of set-off against, the Collateral to secure the payment and the performance of the Secured Obligations (as defined below).

2.                            Collateral.  The security interest granted hereunder to Secured Party is in all of Pledgor’s right, title and interest in and to, or otherwise with respect to, the following property and assets whether now owned or existing or hereafter acquired or arising and regardless of where located (collectively, the “Collateral”):

(a)                                 (i) the Collateral Shares; (ii) all dividends, shares, securities, cash, instruments, moneys or property (a) representing a dividend, distribution or return of capital in respect of any of the Collateral Shares or other property described in this definition, (b) resulting from a split-up, revision, reclassification, recapitalization or other similar change with respect to any of the Collateral Shares or other property described in this definition or (c) otherwise received in exchange for or converted from any of the Collateral Shares or other property described in this definition and any subscription warrants, rights or options issued to the holders of, or otherwise in respect of, any of the Collateral Shares or other property described in this definition; (iii) in the event of any consolidation or merger with respect to Issuer in which Issuer is not the surviving entity, all shares of each class of the capital stock of the successor entity formed by or resulting from such consolidation or merger; and (iv) any other consideration that is exchanged for the Collateral Shares or into which the Collateral Shares are converted;

(b)                                 the Account (as defined below) and any cash, securities (including the Collateral Shares), general intangibles, investment property, financial assets, and other property that may from time to time be deposited, credited, held or carried in the Account or that is delivered to or in possession or control of Secured Party or any of Secured Party’s agents; all security entitlements as defined in §8-102(a)(17) of the UCC (as defined below) with respect to any of the foregoing and all income and profits on any of the foregoing, all dividends, interest and other payments and distributions with respect to any of the foregoing, all other rights and privileges appurtenant to any of the foregoing, including any voting rights and any redemption rights, and any substitutions for any of the foregoing and any proceeds of any of the foregoing, in each case whether now existing or hereafter arising;

(c)                                  Pledgor’s rights under the Margin Loan Documents; and

(d)                                 all Proceeds (as defined below) of the Collateral described in the foregoing clauses (a) through (c).

As used herein, the term “Account” means that certain securities account No. [             ] of Pledgor established and maintained by the Custodian, including any subaccount, substitute, successor or replacement securities or deposit account in or to which any Collateral is now or hereafter held or credited.  Any renumbering of the Account by Custodian shall not limit the rights of Secured Party hereunder, and to the extent necessary such renumbering shall be automatically incorporated into the definition of Account.  “Proceeds” means all proceeds of, and all other profits, products, rents or receipts, in whatever form, arising from the collection, sale, lease, exchange, assignment, or other disposition of, or other realization upon, any Collateral.

As used herein, “First Priority” means, with respect to any Lien on the Collateral  purported to be created hereby, that such Lien is the only Lien (other than Permitted Liens) as to which such Collateral is subject.

The security interest granted hereunder is granted as security only and shall not subject Secured Party to, or transfer or in any way affect or modify, any obligation or liability of Pledgor with respect to any of the Collateral or any transaction in connection therewith.

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3.                            Collateral Maintenance and Administration.

(a)                                 Upon written demand of Secured Party, Pledgor agrees to pay all Taxes that Secured Party may be required to pay by reason of the security interest granted herein (including any Taxes with respect to (x) income with respect to the Collateral or (y) any proceeds or income from the sale, loan or other transfer of any Collateral) prior to the due date thereof or to free any Collateral from any Lien thereon (other than Permitted Liens), and upon the failure of Pledgor to do so, Secured Party at its option and upon notice to Pledgor may pay any of them and shall be the sole judge of the legality or validity thereof and the amount necessary to discharge the same. Pledgor agrees to reimburse Secured Party for any such amounts as provided under Section 6(b).

(b)                                 The parties hereto agree that at all times prior to the sale of any Collateral pursuant to an exercise of remedies hereunder, Pledgor shall be treated as the owner of the Collateral for U.S. Federal and state tax purposes.

4.                            Secured Obligations.  All Obligations (the “Secured Obligations”) are secured by this Pledge Agreement.

5.                            Pledgor’s Representations and Warranties.   Pledgor hereby represents and warrants to Secured Party that:

(a)                                 The security interest in the Collateral granted pursuant to this Pledge Agreement is a valid and binding, First Priority security interest in the Collateral.

(b)                                 Upon the execution of the Control Agreement by the parties thereto, (i) the security interest created in favor of Secured Party in the Account and the security entitlements in respect of the Collateral Shares and other financial assets credited thereto will constitute a perfected First Priority security interest securing the Secured Obligations, (ii) Secured Party will have control (within the meaning of Section 8-106 and 9-106 of the Uniform Commercial Code as in effect from time to time in the State of New York (the “UCC”)) thereof and (iii) no action based on an adverse claim to such security entitlement or such financial asset, whether framed in conversion, replevin, constructive trust, equitable lien or other theory, may be asserted against Secured Party.

(c)                                  With respect to all other Collateral that may be perfected by filing a financing statement pursuant to the UCC, when a UCC financing statement in the form of Exhibit A hereto is filed in the appropriate offices against Pledgor in the locations listed on Schedule 1 (naming Pledgor as the debtor and Secured Party as the secured party), Secured Party will have a valid and perfected First Priority security interest in such Collateral as security for the payment and performance of the Secured Obligations.

(d)                                 (i) None of the Collateral has been issued or transferred in violation of the securities registration, securities disclosure or similar laws of any jurisdiction to which such issuance or transfer may be subject, (ii) there are existing no options, warrants, calls

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or commitments of any character whatsoever relating to the Collateral or that obligate the issuer of any Equity Interest included in the Collateral to issue additional Equity Interests, and (iii) no consent, approval, authorization, or other action by, and no giving of notice, filing with, any Governmental Authority or any other Person is required for the pledge by Pledgor of the Collateral pursuant to this Pledge Agreement or for the execution, delivery and performance of this Pledge Agreement by Pledgor, or for the exercise of the voting or other rights in respect of the Collateral provided for in the Margin Loan Documents or for the remedies in respect of the Collateral pursuant to this Pledge Agreement, except as may be required in connection with such disposition by laws affecting the offering and sale of securities generally.

6.                            Pledgor’s Covenants.  During the term of this Pledge Agreement:

(a)                                 Pledgor shall defend the Collateral against all claims and demands of all persons at any time claiming any interest therein adverse to Secured Party.  Pledgor shall not, at any time, file or suffer to be on file, or authorize or permit to be filed or to be on file, in any jurisdiction, any financing statement or like instrument with respect to the Collateral in which Secured Party is not named as the sole secured party.

(b)                                 Pledgor shall pay all costs to defend and enforce the security interest created by this Pledge Agreement, collect the Secured Obligations, and defend, enforce and collect the Collateral, including but not limited to Taxes, assessments, reasonable attorney’s fees, legal expenses and expenses of sales.  Whether the Collateral is or is not in Secured Party’s possession, and without any obligation to do so and without waiving Pledgor’s default for failure to make any such payment, Secured Party at its option may, following notice to the Pledgor when it may reasonably do so without prejudice, pay any such costs and expenses and discharge encumbrances on the Collateral (other than Permitted Liens), and any payments of such costs and expenses and any payments to discharge such encumbrances shall be a part of the Secured Obligations and bear interest at the default rate set forth in the Loan Agreement.  Pledgor agrees to reimburse Secured Party on demand for any payments of such costs and expenses and any payments to discharge such encumbrances.

(c)                                  Pledgor shall take such other actions as Secured Party shall reasonably deem necessary or appropriate to perfect and duly record the Lien created under this Pledge Agreement in the Collateral, including executing, delivering, filing and/or recording, in such locations and jurisdictions as Secured Party shall specify, any financing statement, register of mortgages and charges, notice, instrument, document, agreement or other papers that may be necessary or desirable (in the judgment of Secured Party) to create, preserve, perfect or validate the security interest granted pursuant hereto and the priority thereof or to enable Secured Party to exercise and enforce its rights under this Pledge Agreement with respect to such security interest, including executing and delivering or causing the execution and delivery of a control agreement with respect to the Account and/or causing any or all of the Collateral to be transferred of record into the name of Secured Party or its nominee.

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(d)                                 Without limiting the generality of the foregoing, Pledgor will take, or cause to be taken, all action that may be required under the laws of the jurisdiction of organization of Issuer or under its Organization Documents to ensure that the security interest granted hereunder is perfected and First Priority.

(e)                                  Pledgor shall: (i) promptly furnish Secured Party any information with respect to the Collateral reasonably requested by Secured Party and (ii) allow Secured Party or its representatives to inspect and copy, or furnish Secured Party or its representatives with copies of, all records relating to the Collateral (other than information or records Pledgor is prohibited from disclosing due to applicable Law); provided that, for the avoidance of doubt, Pledgor shall not, and shall not be required to, furnish or provide Material Non-public Information pursuant to this Section 6(e). Notwithstanding the foregoing, to the extent any information requested by Secured Party is not then available, Pledgor will furnish to Secured Party or cause to be furnished to Secured Party such information as soon as reasonably practicable after such request.

(f)                                   Without at least fifteen (15) days’ prior written notice to Secured Party, Pledgor shall not (i) maintain any of Pledgor’s books and records with respect to the Collateral at any office, or maintain Pledgor’s place of business (or, if Pledgor has more than one place of business, Pledgor’s chief executive office) at any place other than at the address indicated in Section 10.02 of the Loan Agreement or (ii) change Pledgor’s name, or the name under which Pledgor does business, or the form or jurisdiction of Pledgor’s organization from the name, form and jurisdiction set forth on the first page of this Pledge Agreement.

(g)                                  Pledgor shall not close the Account or transfer any Collateral held therein or credited thereto without (i) obtaining the prior written consent of Secured Party, and (ii) entering into such agreements as Secured Party may in its sole discretion require to ensure the continued priority and perfection of its lien on such Collateral.

(h)                                 Pledgor shall ensure that all Collateral described in Section 2(a)(ii) above shall promptly be deposited, credited, held or carried in the Account, subject to any subsequent release thereof in accordance with Section 2.10 of the Loan Agreement.

7.                            Power of Attorney.  Borrower General Partner, in such capacity, hereby irrevocably constitutes and appoints Secured Party and any officer or agent thereof, with full power of substitution, as the true and lawful proxy and attorney-in-fact of Borrower General Partner with full irrevocable power and authority in the name of Pledgor or in its own name, upon the occurrence and during the continuance of an Event of Default that has not been waived, cured or deemed not to occur pursuant to Section 7.01 or 10.01(a) of the Loan Agreement, (i) to take any and all action and to execute any and all documents and instruments that Secured Party at any time and from time to time deems necessary or desirable to accomplish the purposes of this Pledge Agreement, including, without limitation, selling any of the Collateral on behalf of Pledgor as agent or attorney in fact for Borrower General Partner, in the name of Pledgor and applying the proceeds received therefrom in accordance with Section 2.17(c) of the Loan

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Agreement and (ii) to vote, and to act with respect to, any and all Collateral standing in the name of Pledgor or with respect to which Pledgor is entitled to vote and act; provided that nothing in this paragraph shall be construed to obligate Secured Party to take any action hereunder nor shall Secured Party be liable to Pledgor for failure to take any action hereunder.  The proxy and appointment as attorney-in-fact in each case shall be deemed a power coupled with an interest with full power of substitution, is irrevocable, and shall continue until the Obligations have been paid and performed in full.  Without limiting the generality of the foregoing, so long as Secured Party shall be entitled under Section 8 to make collections in respect of the Collateral, Secured Party shall have the right and power to receive, endorse and collect all checks made payable to the order of Pledgor representing any dividend, payment or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same, and, except as otherwise expressly provided in the Margin Loan Documents, Pledgor shall have the right to exercise all voting, consensual and other powers of ownership pertaining to the Collateral at all times.

8.                            Remedies.

(a)                                 Upon the occurrence and during the continuance of an Event of Default, Secured Party may: take control of proceeds, including stock received as dividends or by reason of stock splits; release the Collateral in its possession to Pledgor, temporarily or otherwise; take control of funds generated by the Collateral, such as cash dividends, interest and proceeds, and use same to reduce any part of the Secured Obligations and exercise all other rights that an owner of such Collateral may exercise (including, without limitation, exercising the power to vote the Collateral or give consents, ratifications and waivers with respect thereto); and at any time transfer any of the Collateral or evidence thereof into its own name or that of its nominee. Secured Party shall not be liable for failure to collect any account or instruments, or for any act or omission on the part of Secured Party, its officers, agents or employees, except for any act or omission arising out of their own willful misconduct, gross negligence or fraud. The foregoing rights and powers of Secured Party will be in addition to, and not a limitation upon, any rights and powers of Secured Party given by law, elsewhere in this Pledge Agreement, the other Margin Loan Documents or otherwise.

(b)                                 In addition to and not in lieu of the rights set forth in paragraph (a) of this Section 8, upon the occurrence and during the continuance of an Event of Default, Secured Party may, without notice of any kind, which Pledgor hereby expressly waives (except for any notice required under this Pledge Agreement or any other Margin Loan Document that may not be waived under applicable Law), at any time thereafter exercise and/or enforce any of the following rights and the remedies, at Secured Party’s option:

(i)                                          Deliver or cause to be delivered from the Account to itself or to an Affiliate, Shares and any other Collateral;

(ii)                                       Demand, sue for, collect or receive any money or property at any time payable or receivable on account of or in exchange for any of the Collateral, and otherwise exercise all of Pledgor’s rights with respect to any and all of the

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Collateral, in its own name, in the name of Pledgor or otherwise; provided that Secured Party shall have no obligation to take any of the foregoing actions; and

(iii)                                    Sell, lease, assign or otherwise dispose of all or any part of the Collateral, at such place or places and at such time or times as Secured Party deems best, and for cash or for credit or for future delivery (without thereby assuming any credit risk), at public or private sale, upon such terms and conditions as it deems advisable, without demand of performance or notice of intention to effect any such disposition or of the time or place thereof (except such notice as is required by applicable Law and cannot be waived), and Secured Party may be the purchaser, lessee, assignee or recipient of any or all of the Collateral so disposed of at any public sale or at one or more private sales and thereafter hold the same absolutely, free from any claim or right of whatsoever kind, including any right or equity of redemption (statutory or otherwise), of Pledgor, any such demand, notice and right or equity being hereby expressly waived and released.  Secured Party may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the sale may be so adjourned.

(c)                                  Pledgor specifically understands and agrees that any sale by Secured Party of all or part of the Collateral pursuant to the terms of this Pledge Agreement may be effected by Secured Party at times and in manners that could result in the proceeds of such sale being significantly and materially less than might have been received if such sale had occurred at different times or in different manners, and Pledgor hereby releases Secured Party and its officers and representatives from and against any and all obligations and liabilities arising out of or related to the timing or manner of any such sale, to the extent any such sale is conducted in accordance with Article 9 of the UCC.  Without limiting the generality of the foregoing, if, in the reasonable opinion of Secured Party, there is any question that a public sale or distribution of any Collateral will violate any state or federal securities law, including without limitation, the Securities Act, Secured Party may offer and sell such Collateral in a transaction exempt from registration under the Securities Act, and/or limit purchasers to those who are not United States persons and/or who will agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof, and any such sale made in good faith by Secured Party shall be deemed “commercially reasonable”. Furthermore, Pledgor acknowledges that any such restricted or private sales may be at prices and on terms less favorable to Pledgor than those obtainable through a public sale without such restrictions, and agrees such sales shall not be considered to be not commercially reasonable solely because they are so conducted on a restricted or private basis. Pledgor further acknowledges that any specific disclaimer of any warranty of title or the like by Secured Party will not be considered to adversely affect the commercial reasonableness of any sale of Collateral. The parties agree and acknowledge that the Collateral Shares are traded on a recognized market.

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(d)                                 If the proceeds of sale, collection or other realization of or upon the Collateral pursuant to this Section 8 are insufficient to cover the costs and expenses of such sale, collection or realization and the payment in full of the Secured Obligations, Secured Party may continue to enforce its remedies under this Pledge Agreement and the other Margin Loan Documents to collect the deficiency.

(e)                                  Secured Party’s duty of care with respect to Collateral in its possession (as imposed by law) shall be deemed fulfilled if it exercises reasonable care in physically safekeeping such Collateral or, in the case of Collateral in the custody or possession of a bailee or other third Person, exercises reasonable care in the selection of the bailee or other third Person, and Secured Party need not otherwise preserve, protect, insure or care for any Collateral.  Secured Party shall not be obligated to preserve any rights Pledgor may have against prior parties, to realize on the Collateral at all or in any particular manner or order, or to apply any cash proceeds of Collateral in any particular order of application.

(f)                                   If Secured Party shall determine to exercise its right to sell all or any portion of the Collateral pursuant to this Section 8, Pledgor agrees that, upon request of Secured Party, Pledgor will, at its own expense:

(i)                                          execute and deliver, to any Person or Governmental Authority as Secured Party may choose, any and all documents and writings that, in Secured Party’s reasonable judgment, may be required by any Governmental Authority located in any city, county, state or country where Pledgor or Issuer engages in business in order to permit the transfer of, or to more effectively or efficiently transfer, the Collateral or otherwise enforce Secured Party’s rights hereunder; and

(ii)                                       do or cause to be done all such other acts and things as may be necessary to make such sale of the Collateral or any part thereof valid and binding and in compliance with applicable Law.

(g)                                  Except as otherwise expressly provided in this Pledge Agreement, the proceeds of any collection, sale or other realization of all or any part of the Collateral pursuant hereto, and any other Cash held by Secured Party as Collateral following the occurrence, and during the continuance, of an Event of Default, shall be applied by Secured Party in accordance with Section 2.17(c) of the Loan Agreement.

(h)                                 PLEDGOR EXPRESSLY WAIVES TO THE MAXIMUM EXTENT PERMITTED BY LAW: (i) ANY CONSTITUTIONAL OR OTHER RIGHT TO A JUDICIAL HEARING PRIOR TO THE TIME SECURED PARTY DISPOSES OF ALL OR ANY PART OF THE COLLATERAL AS PROVIDED IN THIS SECTION 8; (ii) ALL RIGHTS OF REDEMPTION, STAY, OR APPRAISAL THAT IT NOW HAS OR MAY AT ANY TIME IN THE FUTURE HAVE UNDER ANY LAW NOW EXISTING OR HEREAFTER ENACTED; (iii) ANY

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REQUIREMENT OF NOTICE, DEMAND, OR ADVERTISEMENT FOR SALE; AND (iv) ANY RIGHT TO REQUIRE SECURED PARTY TO PROCEED AGAINST OR EXHAUST ANY SECURITY HELD FROM PLEDGOR OR TO PURSUE ANY OTHER REMEDY IN SECURED PARTY’S POWER WHATSOEVER.

(i)                                     Pledgor acknowledges that there is no adequate remedy at law for failure by it to comply with the provisions of this Section 8 and that such failure would not be adequately compensable in damages, and therefore agrees that its agreements contained in this Section 8 may be specifically enforced.

9.                            General.

(a)                                 Successors and Assigns. The provisions of this Pledge Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that (i) Pledgor may not assign or otherwise transfer any of its rights or obligations hereunder or under any other Margin Loan Document without the prior written consent of Administrative Agent and each Lender (and any attempted assignment or transfer by Pledgor without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with Section 10.09 of the Loan Agreement. Nothing in this Pledge Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto and their respective successors and assigns permitted under the Loan Agreement) any legal or equitable right, remedy or claim under or by reason of this Pledge Agreement.

(b)                                 No Waiver.  No failure or delay by Secured Party in exercising any right or power hereunder or under any other Margin Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of Secured Party hereunder and under any other Margin Loan Document are cumulative and are not exclusive of any rights or remedies that they would otherwise have.  No waiver of any provision of any Margin Loan Document or consent to any departure by Pledgor therefrom shall in any event be effective unless the same shall be permitted by Sections 10.01 and 10.03 of the Loan Agreement, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.  No notice to or demand on Pledgor in any case shall entitle Pledgor to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of Secured Party to any other or further action in any circumstances without notice or demand. Without limiting the generality of the foregoing, the making of an advance shall not be construed as a waiver of any Event of Default, regardless of whether Secured Party or any Lender may have had notice or knowledge of such Event of Default at the time.

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(c)                                  Continuing Agreement; Release of Collateral. This Pledge Agreement shall constitute a continuing agreement and shall continue in effect until the Loan Agreement has terminated pursuant to its terms and the Obligations have been paid in full.

(d)                                 Definitions.  Unless the context indicates otherwise, definitions in the UCC apply to words and phrases in this Pledge Agreement; if UCC definitions conflict, Article 8 and/or 9 definitions apply.

(e)                                  Notice.  Each notice to, or other communication with, any party hereunder shall be given to such party as provided under Section 10.02 of the Loan Agreement.

(f)                                    Modifications.  No provision hereof shall be modified or limited except pursuant to Section 10.01 of the Loan Agreement.  The provisions of this Pledge Agreement shall not be modified or limited by course of conduct or usage of trade.

(g)                                 Financing Statement. Pledgor hereby irrevocably authorizes Secured Party (or its designee) at any time and from time to time to file in any jurisdiction any financing or continuation statement and amendment thereto or any registration of charge, mortgage or otherwise, containing any information required under the UCC or the Law of any other applicable jurisdiction (in each case, without the signature of Pledgor to the extent permitted by applicable Law), necessary or appropriate in the judgment of Secured Party to perfect or evidence its security interest in and lien on the Collateral.  Pledgor agrees to provide to Secured Party (or its designees) any and all information required under the UCC or the law of any other applicable jurisdiction for the effective filing of a financing statement and/or any amendment thereto or any registration of charge, mortgage or otherwise.

(h)                                 Counterparts; Integration; Effectiveness.  This Pledge Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.  This Pledge Agreement and the other Margin Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and thereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof and thereof.  This Pledge Agreement shall become effective when it shall have been executed by Secured Party and when Secured Party shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.  Delivery of an executed counterpart of a signature page of this Pledge Agreement by facsimile or electronic transmission shall be effective as delivery of a manually executed counterpart of this Pledge Agreement.

(i)                                     Severability.  Any provision of any Margin Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting

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the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

(j)                                     Governing Law; Submission to Jurisdiction.  This Pledge Agreement constitutes a “Margin Loan Document” entered into in connection with the Loan Agreement.  The provisions of Section 10.08 of the Loan Agreement shall apply mutatis mutandis to this Pledge Agreement as if such provisions were fully set forth herein.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Pledge Agreement to be duly executed by their duly authorized representatives as of the date first above written.

PLEDGOR:

COMPASS HOLDINGS II L.P. By: Compass Holdings GP II Limited, as its general partner

By:	/s/ Justin Sabet-Peyman
Name: Justin Sabet-Peyman
Title: Director

GENERAL PARTNER:

COMPASS HOLDINGS GP II LIMITED

By:	/s/ Justin Sabet-Peyman
Name: Justin Sabet-Peyman
Title: Director

[Signature Page to Share Pledge Agreement]

SECURED PARTY:

[BANK AFFILIATE]

By:
Name:
Title:

[Signature Page to Share Pledge Agreement]